TETRA TECH, INC.

3475 East Foothill Boulevard

Pasadena, California  91107

April 17, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4631

Attention:  Terence O’Brien, Accounting Branch Chief

Re:	Form 10-K for Fiscal Year Ended October 2, 2011
Form 8-K Filed March 3, 2011
Response dated April 3, 2012
File No. 0-19655

Dear Mr. O’Brien:

By letter dated April 12, 2012, you provided additional comments on the above-referenced filings of Tetra Tech, Inc. (the “Company”).  Set forth below are the Company’s responses to these comments.  The numbering of these responses corresponds to the numbering of the comments in your letter.

Form 10-K for Fiscal Year Ended October 2, 2011

4.  Mergers and Acquisitions, page 85

1.         We note from your response to comment 5 in our letter dated March 6, 2012, that you do not intend to include the expanded accounting policy disclosure for your accounting of contingent consideration related to your business combinations in your next Form 10-Q but rather your next Form 10-K.  While we understand that accounting policies are typically only included in Forms 10-K and that you do intend to provide investors with a rollforward of the contingent consideration liability in your next Form 10-Q, there is a concern that investors will not fully understand the rollforward and the corresponding implications to your consolidated financial statements, since the accounting policy has not previously been provided.  In this regard, Article 10-01(a)(5) of Regulation S-X states, “[r]egistrants may presume that users of the interim financial information have read or have access to the audited financial statements for the preceding fiscal year and that the adequacy of additional disclosure needed for a fair presentation, except in regard to material contingencies, may be determined in that context.  Accordingly, footnote disclosure which would substantially duplicate the disclosure contained in the most recent annual report to security holders or latest policies and practices, details of accounts which have not changed significantly in amount or composition since the end of the most recently completed fiscal year, and detailed disclosures prescribed by Rule 4-08 of this Regulation, may be omitted.”

Securities and Exchange Commission

April 17, 2012

Response

To clarify our response to comment 5 in our letter dated April 3, 2012, we intend to include the additional accounting policy disclosures in our fiscal 2012 second and third quarter filings and our annual filings thereafter.  We intend to include the rollforward table in future annual filings.  We will provide qualitative discussions and quantitative disclosures of material items that affect the change in the contingent earn-out liability in future quarterly filings.

2.         Please revise your draft disclosure to clarify when changes due to remeasurement of fair value are reported in interest expense versus operating income.

Response

We agree to revise our draft disclosure and include the additional disclosures in our fiscal 2012 second and third quarter filings and annually thereafter.  We will replace the fourth and sixth paragraphs of the draft disclosure in our response to comment 5 in our letter dated April 3, 2012 with disclosures substantially similar to the following:

“We measure our contingent earn-out liabilities at fair value on a recurring basis using significant unobservable inputs classified within Level 3 of the fair value hierarchy.  We use a probability weighted discounted income approach as a valuation technique to convert future estimated cash flows to a single present value amount.  We review and re-assess the estimated fair value of contingent consideration on a quarterly basis, and the updated fair value could differ materially from the initial estimates.  Changes in the estimated fair value of our contingent earn-out liabilities related to the time component of the present value calculation are reported in interest expense.  Adjustments to the estimated fair value related to changes in all other unobservable inputs are reported in operating income.”

Form 8-K filed March 3, 2011

3.         We note your response to comment 8 in our letter dated March 6, 2012.  Please file an amendment to your Form 8-K to provide the frequency of say-on-pay votes per Item 5.07 of Form 8-K.

Response

We advise the Staff that the amendment to our Form 8-K to provide the frequency of say-on-pay votes per Item 5.07 of Form 8-K was filed on April 13, 2012.

*****

Securities and Exchange Commission

April 17, 2012

During your review, should you have any additional questions with respect to the Company’s responses, please contact Janis B. Salin, Senior Vice President, General Counsel and Secretary, at (626) 470-2481; or me at (626) 470-2463.

Very truly yours,

/s/ Steven M. Burdick

Steven M. Burdick
Executive Vice President
Chief Financial Officer

SMB:pb

cc:      Tracey Smith, SEC

Al Pavot, SEC

Brian N. Carter

Janis B. Salin